UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1.   Name and Address of Reporting Person(s)
     Garcia II, Ernest C.
     4020 E. Indian School Rd.
     Phoenix, Arizona  85018

2.   Issuer Name and Ticker or Trading Symbol
     Ugly Duckling Corporation (UGLY)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.   Statement for Month/Year
     01/02

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     [X] Director                   [X] 10% Owner
     [ ] Officer (give title below) [ ] Other (specify below)
     Chairman of the Board

7.   Individual or Joint/Group Filing (Check Applicable Line)
     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     7,442,200      D  Direct
Common Stock                                  01/16/02 (1)P        3,806,800     A  $3.53 (1)    3,806,800      I  Indirect (1)

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     (1) 3,806,800 shares of Ugly were acquired by UDC Acquisition Corp., a Delaware corporation pursuant to the Amended and Restated Offer to Purchase Dated December 14, 2001 for All of the Outstanding Shares of Common Stock of Ugly Duckling Corporation at an Increased Cash Price of $3.53 Net Per Share by UDC Acquisition Corp. an Affiliate of Ernest C. Garcia II, that expired on January 16, 2002. UDC Acquisition Corp. is a wholly owned subsidiary of UDC Holdings Corp. Mr. Garcia is the sole director and President of both UDC Acquisition Corp. and UDC Holdings Corp. - Power of Attorney is included and made a part of this filing.

SIGNATURE OF REPORTING PERSON

/S/ By: Jon D. Ehlinger
-----------------------------------------------------------
    For: Ernest C. Garcia II

DATE  02-06-02